SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number: 001-33469

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

No. 3055 Middle Fuxing Road
Baoding 071051
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑               Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐               No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
FORM 6-K
Other Events.
     The Annual General Meeting of Shareholders (the “General Meeting”) of Yingli Green Energy Holding Company Limited (the “Company”) was held at 2/F, Beijing Jingyi Hotel, No.9, Dazhongsi East Road, Beijing 100098, People’s Republic of China on Tuesday, August 18, 2009 at 14:30 (local time). At the meeting:
     1. The proposal to re-appoint Mr. Zongwei Li and Mr. Xiangdong Wang as directors of the Company was passed by the shareholders. 88.5% and 89.2%% of the votes cast at the meeting voted in favor of the re-appointment of Mr. Li and Mr. Wang, respectively.
     2. The proposal to amend the Company’s 2006 Stock Incentive Plan (the “Stock Incentive Plan”) to increase the number of the Company’s ordinary shares reserved for award thereunder from 8,240,658 to 12,745,438, of which up to 2,715,243 may be issued for the purpose of granting awards of restricted Shares and up to 10,030,195 may be issued for the purpose of granting stock options, was passed by the shareholders. 98.9% of the votes cast at the meeting voted in favor of the proposal.
     3. The proposal to amend the Company’s Stock Incentive Plan to provide that amendments to the Stock Incentive Plan are required to be approved by the shareholders only to the extent required by the principal national securities exchange on which the Shares are listed or admitted to trading, a proposal in compliance with Section 303A.00 of the New York Stock Exchange’s Listed Company Manual as it is applicable to foreign private issuers such as the Company, was passed by the shareholders. 99.5% of the votes cast at the meeting voted in favor of the proposal.
     4. The proposal to ratify the appointment of KPMG as the Company’s independent auditors was passed by the shareholders. 99.8% of the votes cast at the meeting voted in favor of the proposal.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
By:	/s/ Zongwei Li
	Name:	Zongwei Li
	Title:	Director and Chief Financial Officer

Date: August 24, 2009

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